UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Atento S.A.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

L0427L204
(CUSIP Number)

Aquiline Capital Partners LLC 535 Madison Avenue New York, NY 10022 (212) 624-9500 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

March 2, 2023 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0427L204	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Aquiline Credit Opportunities Fund L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,424,645

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

1,424,645

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,424,645

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

EXPLANATORY NOTE

ITEM 1.                             SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value (the “Shares”), of Atento S.A., a public company incorporated in the Grand Duchy of Luxembourg with registered number B185761 (the “Issuer”), whose registered office is located at 1, rue Hildegard Von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg.

Intrepid Income Fund and Intrepid Capital Fund are jointly filing a Schedule 13D reporting beneficial ownership of Shares of the Issuer. GLG Partners LP, Man Group plc and Man Funds VI plc – Man GLG High Yield Opportunities are also jointly filing a separate 13D reporting beneficial ownership of the Shares of the Issuer. As discussed in Item 4 below, the Reporting Person (as defined herein) may be deemed a member of a “group” (within the meaning of Rule 13d-5 under the Exchange Act of 1934, as amended (the “Exchange Act”)) with Intrepid Income Fund, Intrepid Capital Fund, GLG Partners LP, Man Group plc and Man Funds VI plc – Man GLG High Yield Opportunities (collectively with the Reporting Person, the “Initial Cooperating Noteholders”).

ITEM 2.                            IDENTITY AND BACKGROUND.

This Schedule 13D is the first Schedule 13D being filed by Aquiline Credit Opportunities Fund L.P. (the “Reporting Person”).  The Reporting Person is an exempted limited partnership organized under the laws of the Cayman Islands. The principal business address of the Reporting Person is 535 Madison Avenue, 24th Floor, New York, NY 10022.

Schedule I attached hereto lists the general partner of the Reporting Person and each person controlling such general partner (the “Related Parties”) and their state or place of organization, principal business, principal business address, principal occupation and/or citizenship, as applicable.

During the last five years, neither the Reporting Person nor any of the Related Parties has (i) been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D, or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.                            SOURCE AND AMOUT OF FUNDS OR OTHER CONSIDERATION.

On February 15, 2023, the Reporting Person entered into a Purchase Agreement (the “Purchase Agreement”) with Atento Luxco 1, a wholly-owned subsidiary of the Issuer, and the other note purchasers party thereto. Pursuant to the Purchase Agreement, on February 17, 2023, the note purchasers purchased from Atento Luxco 1 $39,600,000 in aggregate principal amount of new senior secured notes due 2025 (the “2025 Notes”). In addition, in consideration of the Reporting Person’s subscription for the 2025 Notes, the Issuer granted 1,424,645 warrants (the “Warrants”) to subscribe for Shares at an exercise price of $3.78 to the Reporting Person. The source of funds for the transaction was cash on hand available to the Reporting Person.

ITEM 4.                            PURPOSE OF TRANSACTION.

The response set forth in Item 3 hereof is incorporated herein by reference.

The Reporting Person purchased the 2025 Notes and the Warrants for investment purposes.

On March 2, 2023, the Reporting Person and the other Initial Cooperating Noteholders reached an understanding to cooperate with respect to each Initial Cooperating Noteholder’s holdings of 2025 Notes and existing senior secured notes due 2026 of Atento Luxco 1 (the “2026 Notes”), including to cooperate in pursuing potential restructurings with respect to the indebtedness of the Issuer and its subsidiaries, including Atento Luxco 1 (a “Transaction”), which may include a comprehensive financial restructuring of the Issuer and its subsidiaries. Although the understanding among the Initial Cooperating Noteholders expressly does not apply to any equity securities of the Issuer and its subsidiaries beneficially owned by such Initial Cooperating Noteholders, any Transaction that the Initial Cooperating Noteholders may propose may result in a material change in the Issuer’s corporate structure, and may otherwise affect the capitalization of the Issuer, including the Shares (and the listing and/or registration of the Shares), and may result in a change in the present board of directors or management of the Issuer.

In addition, under the terms of the Purchase Agreement, Atento Luxco 1 agreed to use reasonable endeavors to explore an exchange of the 2026 Notes for an equal principal amount of priority secured notes due 2026 to the extent permitted under the terms of the existing debt documents and subject to other conditions, and the Reporting Person and the other Initial Cooperating Noteholders may participate in any such exchange. Further, in connection with any Transaction or otherwise, the Reporting Person and the other Initial Cooperating Noteholders may purchase additional securities of the Issuer or one of its subsidiaries.  The Reporting Person intends to discuss any proposed Transaction with the Issuer and the Issuer’s management and the board of directors, and may also discuss any such proposed Transaction or related actions with other shareholders of the Issuer and other persons.

The description of the Purchase Agreement included in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the text of the Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

The Reporting Person reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In addition, the Reporting Person (and its affiliates and Related Parties) reserve the right, subject to any applicable law, to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer.

ITEM 5.                            INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D is incorporated herein by reference. None of the Related Parties beneficially own any Shares.

(c)             The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference. Neither the Reporting Person nor any of the Related Parties has engaged in any transaction in Shares in the 60 days prior to the filing of this Schedule 13D other than as described in Items 3 and 4.

(d)             None.

(e)          Not applicable.

ITEM 6.                            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Purchase Agreement

As indicated in Item 3 above, on February 15, 2023, the Reporting Person entered into the Purchase Agreement with Atento Luxco 1 and the other note purchasers party thereto. Pursuant to the Purchase Agreement, on February 17, 2023, the note purchasers purchased from Atento Luxco 1 $39,600,000 in aggregate principal amount of 2025 Notes and 7,795,800 Warrants to subscribe for Shares at an exercise price of $3.78. Interest on the 2025 Notes is 10% per annum payable in cash and 10% per annum payable in additional new 2025 Notes, with interest payable every three months. The 2025 Notes are guaranteed by selected receivables of certain subsidiaries of the Issuer.  Pursuant to the terms of a side letter entered into in connection with the Purchase Agreement, upon the occurrence of certain prepayment, redemption, acceleration or foreclosure events, Atento Luxco 1 will pay or cause to be paid to the Reporting Person and the other Initial Cooperating Noteholders a make-whole premium in accordance with their pro rata share of the 2025 Notes.

The Purchase Agreement also provides that, subject to certain conditions and within a maximum period of six months from the issuance date of the 2025 Notes, Atento Luxco 1 may permit other qualified investors to purchase additional 2025 Notes for a maximum amount of approximately $20 million, in which case such investors would also receive Warrants with similar terms and would have the ability to participate in the above-referenced exchange on a pro rata basis to their holdings in the 2026 Notes.

ITEM 7.                            MATERIAL TO BE FILED AS EXHIBITS.

99.1	Purchase Agreement, dated February 15, 2023 (incorporated herein by reference to Exhibit 99.1 to the Issuer's Current Report on Form 6-K filed with the SEC on February 23, 2023).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2023

AQUILINE CREDIT OPPORTUNITIES FUND L.P. By: Aquiline Credit Opportunities GP Ltd., its General Partner
By:	/s/ Geoffrey O. Kalish
Name:	Geoffrey O. Kalish
Title:	Director

Schedule I

The name, state or place of organization, principal business, principal business address, principal occupation and/or citizenship of Aquiline Credit Opportunities GP Ltd., the general partner of the Reporting Person, and each of the controlling persons of Aquiline Credit Opportunities Fund L.P., is set forth below.

Name	State or Place of Organization	Principal Business	Principal Business Address
Aquiline Credit Opportunities GP Ltd. (the “General Partner”)	Cayman Islands	General Partner of Aquiline Credit Opportunities Fund L.P.	535 Madison Avenue, 24th Floor, New York, NY 10022

Name	Principal Business Address	Principal Occupation	Citizenship
Jeffrey W. Greenberg	Aquiline Holdings LLC 535 Madison Avenue, 24th Floor, New York, NY 10022	Investment professional	United States of America
Geoffrey O. Kalish	Aquiline Holdings LLC 535 Madison Avenue, 24th Floor, New York, NY 10022	Investment professional	United States of America
Vincenzo LaRuffa	Aquiline Holdings LLC 535 Madison Avenue, 24th Floor, New York, NY 10022	Investment professional	United States of America
Ian Broadwater	Aquiline Holdings LLC 535 Madison Avenue, 24th Floor, New York, NY 10022	Investment professional	United States of America
Steven Spiegel	Aquiline Holdings LLC 535 Madison Avenue, 24th Floor, New York, NY 10022	Investment professional	United States of America